BlackRock Credit Strategies Fund

100 Bellevue Parkway

Wilmington, DE 19809

February 27, 2019

VIA EDGAR

Samantha Brutlag

Attorney

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Credit Strategies Fund
(File Nos.: 333-227456; 811-23380)

Dear Ms. Brutlag:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Credit Strategies Fund (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 12:00 p.m., Washington, D.C. time, on February 28, 2019, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK CREDIT STRATEGIES FUND

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary